Exhibit 99.1

GDS Announces Joint Venture with CPE Fund for

Major New Data Center Project in Beijing

Shanghai, China, July 23, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has entered into a definitive agreement with a private equity fund (“CPE Fund”) controlled by CITIC Private Equity Funds Management Co., Limited, a leading alternative asset manager in China, to form a joint venture (“JV”) to undertake a major new data center project in Beijing (“BJ13”). GDS will initially own a 58% controlling interest in the JV, while CPE Fund will own 42%. CPE Fund and its affiliates have a successful track record of data center investment. CPE Fund secured this opportunity and subsequently introduced GDS as its development partner.

As a first step, the JV has taken an 82% equity interest in Tenglong IOT (Beijing) Data Technology Co., Ltd (“Project Company”) through the acquisition of shares and injection of new capital. The Project Company has obtained Government approval for the development of a largescale data center at a site in the Tongzhou district of Beijing. The proceeds of the capital injection have been used by the Project Company to take an 88% equity interest in a company which owns the land use right for the site. The JV will proceed to acquire the remaining 18% of the Project Company when the data center development is complete and certain other conditions are met. The Project Company will buy out the remaining 12% equity interest in the land company when certain conditions are met.

Based on preliminary designs, BJ13 will generate a total net floor area of approximately 21,000 sqm, with an unusually high power density of over 3 kW per sqm. It will be developed in two phases, with about 10,500 sqm expected to enter service in early 2022 and the remaining 10,500 sqm in mid-2023. GDS will assume responsibility for data center construction on a turnkey basis. On completion of the project and satisfaction of certain other conditions, GDS will acquire CPE Fund’s 42% equity interest in the JV. The estimated total acquisition and development cost to GDS for 100% ownership of BJ13 as a complete data center is approximately RMB 2.6 billion, subject to adjustment based on the final design, the actual construction cost, and the amount of contingent and variable consideration payable for the minority interests in the JV and its subsidiaries.

The acquisition of a largescale greenfield project in Beijing with owned land is a rare opportunity amplified by the market’s high demand, tight land supply and strict regulatory approval criteria. Tongzhou district, the new seat of the Beijing municipal government, has great potential to become a data center hub. BJ13 is located approximately 27 kilometers from our existing data center cluster of BJ1, BJ2, BJ3, and BJ9 in Yizhuang district. We expect BJ13 to be highly marketable and have already received strong interest from an existing hyperscale customer in taking all of the capacity.

“We are delighted to partner with CPE Fund in this rare opportunity to expand our presence with an unusually largescale project in Beijing,” said Mr. William Huang, Chairman and Chief Executive Officer. “In the past few years, we have successfully generated a lot of new capacity, both organically and through acquisition, in Tier 1 markets where supply is scarce. In particular, we have substantially grown our market share in Beijing, the largest Tier 1 market in China. CPE Fund is a highly respected investor with extensive experience in the data center sector. Our partnership is an innovative way of combining strengths to develop valuable new capacity. GDS will continue to focus on developments in key strategic locations and further strengthen our market leading position.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited